SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                              SEC FILE NUMBER
                                 000-21043

Check One): |_|Form 10-K  |_|Form 20-F  |_|Form 11-K |X|Form 10-Q |_|Form N-SAR
         For Period Ended: March 31, 2000
         [   ] Transition Report on Form 10-K
         [   ] Transition Report on From 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended:______________________________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Pacific Gateway Exchange, Inc.
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Full Name of Registrant

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Former Name if Applicable

500 Airport Boulevard, Suite 340
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Address of Principal Executive Office (Street and Number)

Burlingame, California 94010
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City, State and Zip Code

PART II  -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |X|  (a)   The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable
                    effort or expense;
         |X|  (b)   The subject annual report, semi-annual report, transition
                    report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
                    portion thereof, will be filed on or before the fifteenth
                    calendar day following the prescribed due date; or the
                    subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                    calendar day following the prescribed due date; and
         |_|  (c)   The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently retained a new chief financial officer and controller. As a result of these changes, the Registrant was unable, without unreasonable effort or expense, to prepare its financial statements for the quarter ended March 31, 2000 and to submit those statements for review by its independent public accountants in time for its Form 10-Q to be filed on May 15, 2000.


                                             (Attach Extra Sheets if Needed)
                                                             SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Caye Hursey                             650              375-6730
         -----------------------------    -----------------       --------
                   (Name)          (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes oNo

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X|Yes   [ ]No
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report total revenue of approximately $125 million for the quarter ended March 31, 2000 and also expects to report a net loss for the period. Because the Registrant recently retained a new chief financial officer and controller, the Registrant is unable to give any further quantitative estimate of its results for the quarter ended March 31, 2000 at this time. The Company expects to announce its financial results for the first quarter of 2000 on Monday, May 22, 2000.

         Pacific Gateway Exchange, Inc.
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                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2000                          By  /s/ Caye Hursey
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INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
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    Intentional misstatements or omissions of fact constitute Federal
    Criminal Violations (See 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
         Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).